Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-171343
February 22, 2011

F & M BANK CORP. EXTENDS RIGHTS OFFERING

Dear Shareholder of F & M Bank Corp.:

This letter is to inform you that we are extending the expiration date of our ongoing rights offering.  While we have received a positive response to the rights offering, we have learned of delays in the delivery of subscription materials and therefore have decided to extend the duration of the rights offering to give you additional time to exercise your subscription rights.  Accordingly, holders of the subscription rights will now have until 5:00 p.m., Eastern Time, on March 11, 2011 to exercise their rights.  The rights offering was originally scheduled to expire on February 25, 2011.

Under the terms of the rights offering, we distributed, at no charge to holders of its common stock as of 5:00 p.m., Eastern Time, on January 18, 2011, rights to purchase shares of our common stock at a subscription price of $13.25 per full share.

If you hold your shares of the Company’s common stock in a brokerage account and wish to exercise your subscription rights, you should follow the instructions from your broker.  If you have not heard from your broker and you wish to participate in the rights offering, please contact your broker.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, we will arrange to send you the prospectus if you request it by calling (540) 896-8941 or emailing neilhayslett@farmersandmerchants.biz.

Other than the extension of the expiration date of the rights offering described above, all of the offering terms described in the prospectus remain the same and apply during the extended period of the offering.

Thank you for your continued support of F & M Bank Corp.

Yours truly,

Dean W. Withers
President and CEO